As filed with the Securities and Exchange Commission on March 25, 2004

Registration No. 333-_______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549-1004

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GILAT SATELLITE NETWORKS LTD.
(Exact name of registrant as specified in its charter)

Israel	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Gilat Satellite Networks Ltd Gilat House, 21 Yegia Kapayim Street Kirat Arye, Petah Tikva 49130, Israel	Gilat Satellite Networks, Inc. 1651 Old Meadow Road McLean, Virginia 22102

(972) 3-925-2000	(703) 734-9401
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices	(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Steven J. Glusband, Esq. Carter, Ledyard & Milburn LLP 2 Wall Street New York, New York 10005 (212) 732-3200	Rachel Prishkolnik, Adv. Gilat Satellite Networks Ltd. 21 Yegia Kapayim Street Kiryat Arye Israel + 972-3-925-2000

                Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions and other factors.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.	☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.	☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Ordinary Shares, par value NIS 0.20 per share	3,000,000	$8.59	$25,770,000	$3,265
Total	3,000,000	$8.59	$25,770,000	$3,265

                (1)           Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) of the Securities Act on the basis of the average of the high and low sales prices at the Registrant’s Ordinary Shares on The Nasdaq National Market on March 23, 2004.

                The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION
Preliminary Prospectus Dated March 25,  2004

PROSPECTUS

Gilat Satellite Networks Ltd.

Ordinary Shares

                Gilat Satellite Networks Ltd. may offer from time to time, in one or more series or issuances and at prices and on terms that it will determine at the time of offering, up to 3,000,000 Ordinary Shares.

                Gilat’s Ordinary Shares are traded in the United States on The Nasdaq National Market under the symbol “GILTF”.

                We will provide specific terms of these offerings in supplements to this prospectus at the time when we offer them. Any supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable supplement carefully before you invest in any of these securities.

                The securities offered hereby involve a higher degree of risk. See “Risk Factors” beginning on page 3 of this prospectus to read about factors you should consider before purchasing these securities.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 25, 2004.

                We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or a prospectus supplement. This prospectus and any accompanying prospectus supplement do not contain an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, or an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and any accompanying prospectus supplement is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus, we are not implying that the information is current as of the date of the delivery or sale.

                Whenever we refer to “Gilat” or to “us,” or use the terms “we” or “our” in this prospectus, we are referring to Gilat Satellite Networks Ltd., an Israeli corporation, and its consolidated subsidiaries. However, for purposes of the sections entitled “Description of Ordinary Shares,” “Description of Warrants,” “Description of Ordinary Share Purchase Contracts and Ordinary Share Purchase Units,” and “Description of Units,” whenever we refer to “Gilat” or to “us,” or use the terms “we” or “our,” we are referring only to Gilat Satellite Networks Ltd.

ABOUT THIS PROSPECTUS

                This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf registration process, we may sell, from time to time, up to 3,000,000 Ordinary Shares in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, you should assume that the statements made in the prospectus supplement modify or supersede those made in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

THE COMPANY

                We are a leading provider of products and services for satellite-based communications networks. We are a leading manufacturer of very small aperture terminals, referred to in the network communications industry as VSATs. We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. Our corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel, and out telephone number is (972) 3-925-2000.

                For further information concerning our company, please see the section of this Offering Circular and Disclosure Statement captioned “Where You Can Find More Information.”

RISK FACTORS

Risks Related to New Management, New Shareholders and our Creditors

Our new senior management and board of directors have made changes to our business plan and business strategy, which may not prove successful for us .

                Our new senior management and board of directors conducted a review of our company and our business. This review included various factors that may affect our economic viability and profitability, such as our business model, our corporate structure, our cost structure, the inter-company relationships and organization of our subsidiaries, and other business considerations relevant to our business plan and business strategy. The results of this review have caused management to make certain business strategy decisions regarding our products and services and the way in which we compete in the market. There can be no assurance given that our management team will be able to successfully implement our business recovery plan.

In the past twelve months we have lost key management and technical personnel. The loss of these employees may have an ongoing adverse effect on the business of the company.

                On April 15, 2003, two of our founders resigned from their positions as CEO and President of our company. In August 2003, a co-founder who most recently had served as our Senior Vice President of Business Development, resigned. During this same period, the Chief Executive Officer of our U.S. subsidiary, Spacenet Inc., also resigned. In September 2003, our Chief Operating Officer also resigned. In December 2003, our Chief Financial Officer for thirteen years also resigned. Other members of senior management have also left our company. The changes in management could materially adversely affect our business, financial condition and operating results. In addition, during the year 2003, three of our directors who were elected at the April 15, 2003 annual general meeting, resigned from our board of directors.

                We face competition for personnel, particularly for employees with technical expertise. Our business, financial condition and operating results could be materially adversely affected if we cannot hire and retain suitable personnel.

Two of our principal shareholders are also major creditors of the Company.

                Two of our principal shareholders, Bank Hapoalim B.M. and Israel Discount Bank Ltd., have extended loans or credit facilities to the Company. Bank Hapoalim B.M. has extended loans in significant amounts and has a representative on our board of directors. Each of these principal shareholders has a right (as do any of our shareholders that meets the shareholding threshold mentioned below) to appoint one director to our board of directors at every annual general meeting of our shareholders, as long as its holdings of our shares does not fall below the threshold set forth in our amended articles of association. The interests of these two principal shareholders as major creditors of our company may conflict at times with the interests of our other shareholders.

Risks Related To Our Business

We have incurred major losses in recent years and may never achieve profitability.

                We incurred net losses of approximately $429.1 million in 2001, $348.2 million in 2002 and a net loss of $100.6 million in 2003 (excluding the gain from restructuring of debt). As of December 31, 2003, we had an accumulated deficit of approximately $639 million. We cannot assure you that we can operate profitably in the future. If we do not achieve profitability, the viability of our company will be in question and our share price will likely decline.

Possible need for additional funds.

                We are currently very thinly capitalized.  As such, we may be required to raise additional funds to finance our business. Our cash and cash equivalents at December 31, 2003 was approximately $51.8 million. If we are unable to raise additional funds, our company may fail and our inability to obtain adequate capital would limit our ability to continue our operations. There can be no assurance that we will be able to raise necessary funds or that we will be able to do so on terms acceptable to us. Any such additional funding may result in significant dilution to existing shareholders.

If commercial wireless communications markets fail to grow as anticipated, our business could be materially harmed.

                A number of the commercial markets for our products in the wireless communications area, including our broadband products, have only in recent years been developed. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial wireless communications products fail to grow, or grow more slowly than anticipated, our business could be materially harmed. Conversely, to the extent that growth in these markets results in capacity limitations in the wireless communications area, it could materially harm our business and impair the value of our shares.

We have announced the introduction of a new product and its acceptability in the market cannot be determined as of yet.

                In February 2004, we announced the development of the SkyEdge family of products. The SkyEdge product family includes a series of VSAT products, all able to operate via a single hub, supporting communications services that customers such as enterprises, carriers, service providers and governmental customers require, from interactive data to broadband IP, public telephony and beyond. The unified platform supports a variety of applications and topologies including mesh, star and multi-star.

                We cannot guarantee that this family of products will be accepted in the industry or that its performance will be as expected. The product will be beta tested by several customers in the second and/or third quarter of 2004 and is expected to be commercially available toward the end of 2004. If the SkyEdge is not ready for commercial distribution on time, or is not accepted by the market, then our business, financial condition and operating results could be adversely affected.

We face risks from the global slowdown.

                The downturn in the global economy has had significant effects on markets that we serve, particularly satellite communications equipment manufacturers and network operators. This has had a negative effect on our revenues. Although there are indications that the downturn may be ending, we cannot predict whether the markets will fully recover or the downturn will continue for a long period of time. If the markets in which we operate do not fully recover, our ability to increase or maintain our revenues and operating results may be impaired.

                Further, because global economic conditions and economies are extremely uncertain, it is difficult to estimate the growth in various parts of the economy, including the markets in which we participate. Because parts of our budgeting and forecasting are reliant on estimates of growth in the markets we serve, the current economic uncertainty renders estimates of future revenues and expenditures even more difficult than usual to formulate. The future direction of the overall domestic and global economies could have a significant impact on our overall financial performance and impair the value of our shares.

Our success in the market depends heavily on our ability to maintain and explain our financial position to our customers and others in the industry.

                In October 2002, we commenced an arrangement to restructure our debt, which was successfully completed on March 6, 2003 and an additional restructuring through a debt to equity conversion which was completed in November 2003. Prior to and while the arrangements were under negotiation, our ability to sell our products as well as our reputation in the market were adversely affected, and as such, we lost some large customers. While we have successfully completed these restructuring processes, our continued success and ability to maintain a presence in our industry will depend heavily on our ability to ensure and convince the marketplace, including our customers and suppliers, of our improved financial position. There is no guarantee that our customers, present and future, will be confident in our financial stability going forward.

Trends and factors affecting the telecommunications industry are beyond our control and may result in reduced demand and pricing pressure on our products.

                There are trends and factors affecting the telecommunications industry which are beyond our control and may affect our operations. These trends and factors include:

•	adverse changes in the public and private equity and debt markets and our ability, as well as the ability of our customers and suppliers, to obtain financing or to fund working capital and capital expenditures;
•	adverse changes in the credit ratings of our customers and suppliers;
•	adverse changes in the market conditions in our industry and the specific markets for our products;
•	access to, and the actual size and timing of, capital expenditures by our customers;
•	inventory practices, including the timing of product and service deployment, of our customers;
•	the amount of network capacity and the network capacity utilization rates of our customers, and the amount of sharing and/or acquisition of new and/or existing network capacity by our customers;
•	the overall trend toward industry consolidation and rationalization among our customers, competitors, and suppliers;
•	increased price reductions by our direct competitors and by competing technologies;
•	conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;
•	governmental regulation or intervention affecting communications or data networking;
•	monetary stability in the countries where we operate; and
•	the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements, and reduced customer demand for our products and services.

                Economic conditions affecting the telecommunications industry, which affect market conditions in the telecommunications and networking industry, in the United States and globally, affect our business. Reduced capital spending and/or negative economic conditions in the North America, Europe, Asia, Latin America and/or other areas of the world could result in reduced demand for or pricing pressure on our products.

Because we depend on being awarded large-scale contracts in competitive bidding processes, losing a relatively small number of bids could have a significant adverse impact on our operating results.

                A significant portion of our sales revenue is derived from our being selected as the supplier of networks based on VSATs, under large-scale contracts that we are awarded from time to time in a competitive bidding process. These large-scale contracts typically involve the installation of between 2,000 and 10,000 VSATs. The number of major bids for these large-scale contracts for VSAT-based networks in any given year is limited and the competition is intense. Losing or defaulting on a relatively small number of bids each year could have a significant adverse impact on our operating results.

                Specifically, in October 2002, we were selected by Brazil’s communication ministry to provide satellite internet services in a contract worth approximately $23 million. In addition, in November 2002, we were awarded two large projects by the Colombian Government, including the installation and operation of 500 telecenters to provide Internet connectivity and telephony services in cities and towns throughout Colombia and a second 3,000-site public rural satellite telephony network. The total value of the contracts is approximately $65 million. If we do not meet certain minimum equity requirements, this customer may assert that we would be in breach of our contract with them. Any early unilateral termination by the Colombian Government or the ministry in Brazil could have a significant adverse impact on our operating results.

Many of our large-scale contracts are with governments in Latin American and other parts of the world; any instability in the exchange rates or in the political or economic situation or otherwise, could have a significant adverse impact on our business.

                In recent years, a significant portion of our revenues has been from large-scale contracts, including those in Peru, Colombia, China and Tibet and most recently, in Brazil. Agreements with the governments in these countries typically include unilateral early termination clauses and other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. In addition, the foreign exchange risks in these countries are often significant due to possible fluctuations in local currencies relative to the U.S. dollar. Any termination of business in any of the aforementioned countries or any instability in the exchange rates could have a significant adverse impact on our business.

Failure to manage the change of our operations could harm our business and strain our managerial, operation and financial resources.

                In 2002 and 2003, we consolidated certain areas of our business operations, including research and development, international sales program management and customer care, back to our Israel headquarters. We may therefore experience difficulties meeting a high demand for services in the future or encounter problems in dealing with the increased demands of customers. In order to meet this demand, we may need to hire, train and retain the appropriate personnel, as well as the third-party service providers we depend on for customer service, to manage our operations. Our failure to manage growth and expansion effectively, or the failure by one of our service providers to adequately perform its services, could harm our ability to retain or grow our customer base that in turn would harm our business, financial condition and results of operations.

If we are unable to develop, introduce and market new products, applications and services on a cost effective and timely basis, our business could be adversely affected.

                The network communications market, to which our services and products are targeted, is characterized by rapid technological changes, new product introductions and evolving industry standards. If we fail to stay abreast of significant technological changes, our existing products and technology could be rendered obsolete. Historically, we have enhanced the applications of our existing products to meet the technological changes and industry standards. For example, our initial product, the OneWay VSAT, which we introduced in 1989, was used primarily to facilitate one-way transmission of information. In 1992, we began marketing our TwoWay VSAT that enabled two-way communication. In 1999, we began marketing our SkyBlaster product that uses advanced technology to provide two-way high speed Internet access and video broadcasting via satellite. In February 2004, we announced the development of the SkyEdge product family. We cannot yet predict or guarantee the success of the SkyEdge family of products in the market.

                To remain competitive in the network communications market, we must continue to be able to anticipate changes in technology and industry standards and to develop and introduce new products, applications and services, as well as enhancements to our existing products, applications and services. If we are unable to respond to technological advances on a cost-effective and timely basis, or if our new products or applications are not accepted by the market, then our business, financial condition and operating results could be adversely affected.

A decrease in the selling prices of our products could materially harm our business.

                The average selling prices of wireless communications products historically decline over product life cycles. In particular, we expect the average selling prices of our products to decline as a result of competitive pricing pressures and customers who negotiate discounts based on large unit volumes. We also expect that competition in this industry will continue to increase. To offset these price decreases, we intend to rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacturing process of existing products and on the introduction of new products with advanced features. However, we cannot assure you that we will be able to obtain any yield improvements or cost reductions or introduce any new products in the future. To the extent that we do not reduce costs or introduce new products in a timely manner, or our new products do not achieve market acceptance, it could materially harm our business and impair the value of our shares.

If we are not able to fill our backlog of orders, our business will be adversely affected.

                At present, we have a backlog of orders, consisting of network service contracts, generally for three to five years, and of new orders for products and services. As of December 31, 2003 our backlog for equipment sales and for services under service contracts for our VSAT products was $243 million. If we are unable to satisfy the entire backlog of orders, we will not be able to fully recognize the revenues expected from this backlog and we could lose the contracts from which these backlog of orders arise, either of which could have a material adverse effect on our business. In addition, an inability to supply equipment and services could lead to our default on contracts and the subsequent exercise of performance guarantees by customers.

If we lose existing contracts and orders for our products are not renewed, our ability to generate revenues will be harmed.

                Our existing contracts could be terminated due, among others, to any of the following reasons:

•	dissatisfaction of our customers with the services we provide or our inability to timely provide or install additional products or requested new applications;
•	customers’ default on payments due;
•	our failure to comply with financial covenants in our contracts;
•	customers’ lack of confidence in our financial condition; or
•	the loss of existing contracts or a decrease in the number of renewals of orders or of new large orders.

            The termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results.

We are dependent upon a limited number of suppliers for key components to build our VSATs, and may be significantly harmed if we are unable to obtain the hardware necessary for our VSATs on favorable terms or on a timely basis.

                Several of the components required to build our VSATs are manufactured by a limited number of suppliers. In the past, we have not experienced any difficulties with our suppliers with respect to availability of components. However, we cannot assure you of the continuous availability of key components or our ability to forecast our component requirements sufficiently in advance. Our research and development and operations groups are continuously working with our vendors and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volumes of components at desired favorable terms or prices, we may be unable to produce our products at desired favorable terms or prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results.

                The terms on which we are able to obtain components for our products are also affected by our relationship with our suppliers. In connection with the general slowdown in the telecommunications market in the past three years, we canceled orders for components, or postponed delivery dates for components. Three of our suppliers initiated legal action against us as a result of our actions, and these actions have been settled. We may be subject to additional legal actions by other suppliers. .

                In this regard, we entered into a non-exclusive Supply Chain Management agreement with Arrow/Rapac Ltd., or Arrow, a part of Arrow Electronics, Inc., to purchase certain components necessary for the manufacturing of our products as well as to provide comprehensive logistic services. The agreement is intended to ensure JIT (just in time) inventory and to reduce prices currently paid by us for components. In addition, regarding components purchased in bulk by Arrow for other customers, we are entitled to enjoy existing lower prices. Arrow is to purchase components on our behalf based upon rolling forecasts provided by us. While this agreement is intended to guarantee the supply of our products and reduce prices, it also increases our reliance on a single sub-contractor. Any inability on their part to substantively perform under the agreement could have an adverse effect on our operations.

We operate in the highly competitive network communications industry. We may be unsuccessful in competing effectively against many of our competitors who have substantially greater financial resources and experience.

                We operate in a highly competitive industry of network communications, both in the sales of our products and our services. As a result of the rapid technological changes that characterize our industry, we face intense worldwide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary technologies that are perceived by the market as being superior to those of our competitors. Some of our competitors have substantially greater financial resources, providing them with greater research and development and marketing capabilities. These competitors may also be experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitor in the supply of VSAT networks is Hughes Network Systems, Inc., or HNS. HNS obtains the majority of its satellite capacity on the satellite system operated by PanAmSat. An additional competitor to our entire product line with an increasing market share is ViaSat, Inc.

There are other manufacturers of products that compete with one or more of our products such as STM Networks Inc., which competes with our Dialaw@y IP VSAT, and our Faraway VSAT system. In addition, there is currently a developing trend for product standardization of satellite communications, known as DVB-RCS (Digital Video Broadcasting, Return Channel Satellite). Alcatel Space, EMS, Nera Telecommunications Ltd., Newtech and others have introduced DVB-RCS compatible products which compete with our Skystar 360E line of products. While at present there are only a small number of such units installed throughout the world, it is possible that this trend could become a standard for the satellite communication industry, and pose a serious threat to the continued acceptance of our current and future non-DVB-RCS products in the market. At present, part of our new SkyEdge family line includes a DVB-RCS compatible VSAT in development.

                Another trend for product standardization is known as DOCSIS (Data Over Cable Service Interface Specification) for satellite communications. This concept is embedded in a product produced and sold by Viasat directly in the international markets. In the United States, it has been reported that ViaSat delivers the same technology to the WildBlue consumer program that is reported to launch in 2004. This product is designed to be a low cost VSAT. If deployed, this standardization could pose a threat to the acceptance in the market of our current and future non-DOCSIS products and could have an adverse effect on the market price for VSATs industry-wide.

                HNS introduced its own standard called IPoS (IP over Satellite) which relies on the installed base of their DirecWay System. If accepted by other companies in the industry, this could have an adverse affect on the acceptance of our products. HNS is also expected to launch their SpaceWay Ka satellite and program in the United States which, if successful, could increase our competition in the enterprise market segment.

                We also compete with various mobile satellite communications companies such as Asia Cellular Satellite and Thuraya Satellite Communications Company and companies that offer communication network systems based on other non-satellite technologies such as terrestrial lines (including cable, DSL, fixed wireless, ISDN lines, cellular GPRS and fiber optics), frame relay, radio and microwave transmissions. These technologies can often be cheaper than VSAT technology in some applications while still providing a sufficient variety of the features required by customers.

Our actions to protect our proprietary VSAT technology may be insufficient to prevent others from developing products similar to our products.

                Our business is based on our proprietary VSAT technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSAT technology and related products may be insufficient to prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. If we are unable to protect our intellectual property, our ability to operate our business and generate revenues as expected may be harmed.

We depend on a single facility in Israel and are susceptible to any event that would adversely affect its condition.

                Most of our laboratory capacity, our principal offices and principal research and development facilities are concentrated in a single location in Israel. Fire, natural disaster or any other cause of material disruption in our operation in this location could have a material adverse effect on our business, financial condition and operating results. As discussed above, to remain competitive in the network communications industry, we must respond quickly to technological developments. Damage to our facility in Israel could cause serious delays in the development of new products and services and, therefore, could adversely affect our business. In addition, the particular risks relating to our location in Israel are described below.

Our international sales expose us to changes in foreign regulations and tariffs, political instability and other risks inherent to international business, any of which could adversely affect our operations.

                We sell and distribute our products and provide our services internationally, particularly in the United States, Asia, Africa, Europe and Latin America. A component of our strategy is to continue to expand into new international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

•	imposition of governmental controls, regulations and taxation which might include a government’s decision to raise import tariffs or license fees in countries in which we do business;
•	government regulations that may prevent us from choosing our business partners or restrict our activities. For example, a particular Latin American country may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and may require us to provide our wholesale service to any Internet service providers that request it, including entities that compete with us. If we become subject to any additional obligations such as these, we would be forced to comply with potentially costly requirements and limitations on our business activities. This could result in a substantial reduction in our revenue;
•	political instability in countries in which we do or desire to do business. For example, economic instability in Indonesia has led to a decrease in the value of the Indonesian Rupiah. If such decrease continues, this could adversely affect the ability of the Indonesian market to finance VSAT projects. We also face similar risks from potential or current political and economic instability in countries such as Russia, Angola, Kenya and Argentina;
•	trade restrictions and changes in tariffs which could lead to an increase in costs associated with doing business in foreign countries;
•	difficulties in staffing and managing foreign operations that might mandate employing staff in the United States and Israel to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;
•	longer payment cycles and difficulties in collecting accounts receivable;
•	seasonal reductions in business activities;
•	foreign exchange risks due to fluctuations in local currencies relative to the dollar; and
•	relevant zoning ordinances that may restrict the installation of satellite antennas that might also reduce market demand for our service. Additionally, authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas’ emissions of radio frequency energy that may negatively impact our business plan and revenues.

                Any decline in commercial business in any country can have an adverse effect on our business as these trends often lead to a decline in technology purchases or upgrades by private companies. We expect that in difficult economic periods, countries in which we do business will find it more difficult to raise financing from investors for the further development of the telecommunications industry. Any such changes could adversely affect our business in these and other countries.

We may face difficulties in obtaining regulatory approvals for our telecommunication services, which could adversely affect our operations.

                Our telecommunication services require licenses and approvals by the Federal Communications Commission, or FCC, in the United States, and by regulatory bodies in other countries. In the United States, the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the FCC. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs.

                The approval process can often take a substantial amount of time and require substantial resources. For instance, Spacenet Services License Sub, Inc., our indirect wholly owned subsidiary, obtained authorization from the FCC to provide two-way data communications services on a specific frequency band six months after Spacenet Services License Sub filed the required regulatory application. Moreover, the license for Spacenet Services License Sub required approximately four months of technical and legal preparation to complete the application.

                In addition, any approvals that are granted may be subject to conditions that may restrict our activities or otherwise adversely affect our operations. Also, after obtaining the required approvals, the regulating agencies may, at any time, impose additional requirements on our operations. We cannot assure you that we will be able to comply with any new requirements or conditions imposed by such regulating agencies on a timely or economic basis.

Our lengthy sales cycles could harm our results of operations if forecasted sales are delayed or do not occur.

                The length of time between the date of initial contact with a potential customer or sponsor and the execution of a contract with the potential customer or sponsor may be lengthy and vary significantly depending on the nature of the arrangement. During any given sales cycle, we may expend substantial funds and management resources and not obtain significant revenue, resulting in a negative impact on our operating results.

Our operating results may vary significantly from quarter to quarter and these quarterly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

                Our operating results may vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

•	the timing, size and composition of orders from customers;
•	our timing of introducing new products and product enhancements and the level of their market acceptance;
•	the mix of products and services we offer; and
•	the changes in the competitive environment in which we operate.

                The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

•	announcements of technological innovations;
•	customer orders or new products or contracts;
•	competitors’ positions in the market;
•	changes in financial estimates by securities analysts;
•	conditions and trends in the VSAT and other technology industries;
•	our earnings releases and the earnings releases of our competitors; and
•	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

                In addition to the volatility of the market price of our shares, the stock market in general and the market for technology companies in particular have been highly volatile. Investors may not be able to resell their shares following periods of volatility.

We may at times be subject to claims by third parties alleging that we are infringing their intellectual property rights. We may be required to commence litigation to protect our intellectual property rights. Any intellectual property litigation may continue for an extended period and may materially adversely affect our business, financial condition and operating results.

                There are numerous patents, both pending and issued, in the network communications industry. We may unknowingly infringe a patent. We may from time to time be notified of claims that we are infringing on the patents, copyrights or other intellectual property rights owned by third parties. While we do not believe that we have in the past or are at present infringed on any intellectual property rights of third parties, we cannot assure you that we will not, be subject to such claims.

                In addition, we may be required to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against third-party claims of invalidity. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

Potential product liability claims relating to our products could have a material adverse effect on our business.

                We may be subject to product liability claims relating to the products we sell. Potential product liability claims could include those for exposure to electromagnetic radiation from the antennas we provide. Our agreements with our business customers generally contain provisions designed to limit our exposure to potential product liability claims. We also maintain a product liability insurance policy. However, our insurance may not cover all relevant claims or may not provide sufficient coverage. To date, we have not experienced any material product liability claims. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

We are involved in litigation alleging violations of the federal securities laws that may have an adverse effect on our business.

                On May 13, 2003, a complaint was filed with the United States District Court for the Eastern District of New York against the Company and certain of its officers and directors asserting claims under Section 10(b) of the Securities Exchange Act of 1934. The complaint was the result of the court-ordered consolidation of nine separate similar actions filed in March 2002 in the United States District Courts. In addition, a request was made to file a class action lawsuit in the Tel Aviv, Israel, District Court, but this action was stayed pending the outcome of the class action proceedings in the United States. The Complaint asserts the claims of purchasers of our securities from February 9, 2000 and through May 29, 2002, and alleges violations of the federal securities laws and claims that we issued material misrepresentations to the market. We have filed a motion to dismiss the complaint which is pending. We believe that the allegations against us and certain of our current and former officers and directors are without merit and intend to contest them vigorously. However, these legal proceedings are in the preliminary stages and we cannot predict their outcome. The litigation process is inherently uncertain. If we are not successful in defending these legal proceedings, we could incur substantial monetary judgments or penalties in excess of available insurance coverage or result in damage to our reputation, and whether or not we are successful, the proceedings could result in substantial costs and may occupy a significant amount of time and attention of our senior management.

Risks Related To Our Shares  and Capital Structure

Our share price has been highly volatile, has experienced a significant decline, and may continue to be volatile and decline.

                The trading price of our shares has fluctuated widely in the past and is expected to continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management’s attention and resources.

We have never paid cash dividends and have no intention to pay dividends in the foreseeable future.

                We have never paid cash dividends on our shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to continue retaining earnings for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.

Risks Related To Regulatory Matters in Israel

We have historically relied, and in the future intend to rely, upon tax benefits from the state of Israel on our taxable income. The termination or reduction of these tax benefits would significantly increase our costs and could have a material adverse effect on our financial condition and results of operations.

                Under the Israeli Law for Encouragement of Capital Investments, 1959, some of our Israeli facilities qualify as “Approved Enterprises.” As a result, we have been eligible for tax benefits for the first several years in which we generated taxable income. Our historical operating results reflect substantial tax benefits, including tax exemptions and decreased tax rates up to December 31, 2000. In 2001, 2002 and 2003, we had substantial losses for tax purposes and a decrease in revenues and therefore could not realize any tax benefits. The Israeli government has shortened the period for which tax exemptions are applicable to Approved Enterprises from four to two years. This change only applies to our last four Approved Enterprises and to any future Approved Enterprises, if any. Our financial condition and results of operations could suffer if the Israeli government terminated or reduced the current tax benefits available to us.

                In addition, in order to receive these tax benefits, we must comply with two material conditions. We must (1) invest specified amount in property and equipment in Israel, and (2) finance a portion of these investments with the proceeds of equity capital we raise. We believe we have complied with these conditions, but we have not received confirmation of our compliance from the government. If we have failed or fail in the future to comply in whole or in part with these conditions, we may be required to pay additional taxes and would likely be denied these tax benefits in the future, if and when we are profitable, which could harm our financial condition and results of operations. We are currently negotiating the approval of our tenth enterprise with the Israeli government. If we fail to receive such approval, we will be required to pay substantial additional taxes, which may negatively affect our results of operations and financial condition.

We benefit from Israeli Government grants. The termination or reduction of these grants could have a material adverse effect on our ability to develop new products and applications.

                Research and development grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce during 2001, 2002 and 2003 amounted to approximately $4.4 million, $3.6 million and $3.5 million, respectively. These grants enable us to develop new products and applications. However, they also impose certain restrictions on us, as discussed below. Israeli authorities have indicated that the grant program may be reduced in the future. The termination or reduction of these grants to us could have a material adverse effect on our ability to develop new products and applications, which could harm our business.

The transfer and use of some of our technology and its production is limited because of the research and development grants we received from the Israeli Government to develop such technology. Such limitations may restrict our business growth and profitability.

                Our research and development efforts associated with the development of our OneWay VSAT product and our DialAw@y IP product and our SkyBlaster product have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce.

                We are subject to certain restrictions under the terms of the Chief Scientist grants. Specifically, the products developed with the funding provided by these grants may not be manufactured, nor may the technology which is embodied in our products be transferred outside of Israel without appropriate governmental approvals. These restrictions do not apply to the sale or export from Israel of our products developed with this technology. These restrictions could limit or prevent our growth and profitability.

We maybe subject to Israeli tax payments that we had not anticipated or accounted for.

                In 2003, we received a “best judgment tax assessment” for the tax year 1998 for approximately $9 million plus $1.5 million in penalties mainly based on a claim of the Israeli Tax Authorities that loans to subsidiaries are considered a dividend and are subject to tax. While we believe that the claim is not justified and intend to vigorously defend itself in this action, we can not be certain as to the outcome of these claims. In addition, the claims made by the tax authorities may also be made in the years 1999 through 2003 with respect to loans and investments provided by us to our subsidiaries. Any such claims, if substantiated and proven, could have a significant adverse effect on our financial condition. In addition, the Israeli Tax Authorities and the tax authorities in the jurisdictions in which we operate might raise additional claims, which might result in payment of additional taxes.

Risks Related To Doing Business In Israel

Political and Economic conditions in Israel may limit our ability to produce and sell our products. This could result in a material adverse effect on our operations and business.

                We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and most of our research and development and manufacturing facilities. Political, economic and security conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business.

                Since October 2000, there has been substantial deterioration in the relationship between Israel and the Palestinian Authority that has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions or results of operations.

                Generally, male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform up to 36 days of military reserve duty annually. Additionally, these residents may be called to active duty at any time under emergency circumstances. The full impact on our workforce or business if some of our officers and employees are called upon to perform military reserve service is difficult to predict.

                In addition, in recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

You may not be able to enforce civil liabilities in the United States against our officers and directors.

                Most of our executive officers are non-residents of the United States. A significant portion of our assets and the personal assets of most of our directors and executive officers are located outside the United States. Therefore, it may be difficult to effect service of process upon any of these persons within the United States. In addition, a judgment obtained in the United States against us, and most of our directors and executive officers, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States.

                Generally, it may also be difficult to bring an original action in an Israeli court to enforce liabilities based upon the U.S. federal securities laws against us and most of our directors and executive officers. Subject to particular time limitations, executory judgments of a United States court for liquidated damages in civil matters may be enforced by an Israeli court, provided that:

•	the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and according to the rules of private international law currently prevailing in Israel;
•	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;
•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;
•	the judgment is no longer appealable; and
•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

                Furthermore, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

Current terrorist attacks may have a material adverse effect on our operating results.

                Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, terrorist attacks in Israel and other acts of violence or war may affect the markets on which our shares trade, the markets in which we operate, and our operations and profitability. We cannot assure you that there will not be further terrorist attacks against the United States or Israel, or against American or Israeli businesses. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas. Also, the ongoing armed conflicts around the world such as in Iraq could have a further impact on our sales, our profitability, our supply chain, our production capability and our ability to deliver product and services to our customers.

Our operating results would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the new Israeli shekel (NIS) against the U.S. dollar.

                Our international sales expose us to fluctuations in foreign currencies. Most of our sales are denominated in U.S. dollars. When the Israeli inflation rate exceeds the rate of the NIS devaluation against the foreign currencies, our NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

                We currently have non-competition clauses in the employment agreements of nearly all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (e.g. the confidentiality of certain commercial information or a company’s intellectual property). In the event that any of our employees chooses to go and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of our former employees obtained from us, if we cannot demonstrate to the court that harm would be caused to us.

USE OF PROCEEDS

                Unless we identify other uses of proceeds in a prospectus supplement, we intend to use the net proceeds from the sale of the securities for our general corporate purposes, which may include repayment of debt, capital expenditures, acquisitions, and working capital. Pending these uses, the net proceeds may also be temporarily invested in short-term securities.

                Depending on market conditions and our financial needs, we may, from time to time, undertake additional financings. We cannot at this time estimate the amount and timing of such financings, if any.

DESCRIPTION OF ORDINARY SHARES

Shares Capital

                Our authorized share capital is NIS 5,500,000 divided into 27,500,000 Ordinary Shares, par value NIS 0.20 per ordinary share, out of which 22,225,146 Ordinary Shares were issued and outstanding as of March 15, 2004. The Ordinary Shares rank pari passu in all respect. As of March 15, 2004 options to purchase 2,112,233 of our Ordinary Shares were outstanding.

Foreign Ownership

                Neither our articles of association nor Israeli law restrict in any way the ownership of our Ordinary Shares by nonresidents of Israel, or restrict the voting or other rights of nonresidents of Israel. Notwithstanding, nationals of certain countries that are, or have been, in a state of war with Israel may not be recognized as owners of Ordinary Shares, without a special government permit.

Transfer of Ordinary Shares

                Fully paid Ordinary Shares are issued in registered form and may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument.

Notice and Convening of General Meeting

                Each of our shareholders of record is entitled to receive at least 21 calendar days’ prior notice of any shareholders’ general meeting. Under our articles of association, our board of director may fix in advance a record date which shall not be more than 40 nor less than four days before the date of such meeting.

                Under Israeli law, an annual meeting of the shareholders should be held once in every calendar year and not more than 15 months from the last annual meeting. Israeli law provides that a special meeting of shareholders must be called by the board of directors upon the written request of (i) two directors, (ii) one-fourth of the serving directors, (iii) one or more shareholders who hold(s) at least 5% of the issued share capital and at least 1% of the voting power of the company, or (iv) one or more shareholders who have at least 5% of the voting power of the company. Within 21 days of receipt of such demand, the board of directors is required to convene the special meeting for a time not later than 35 days after notice has been given to the shareholders. Our articles of association provide that our board of directors may call a special meting of the shareholders at any time and shall be obligated to call a special meeting as specified above.

                Under our articles of association, a quorum for purposes of conducting a general meeting of shareholders consists of two or more shareholders, present in person or by proxy and representing at least 33 1/3% of the voting power of the company.  The required quorum in a meeting that was adjourned because a quorum was not present, shall be two shareholders present in person or by proxy. If a meeting was requested by shareholder(s), as provided in the preceding paragraph, the quorum in the adjourned meeting shall be one or more shareholders, present in person or by proxy and holding the number of Ordinary Shares required to request a meeting. Every shareholder has one vote for each Ordinary Share held by him of record or in his name. Under our articles of association, any resolution of the shareholders, except a resolution for a voluntary liquidation of the company and, in certain circumstances, a resolution to amend our articles of association, shall be deemed adopted if approved by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy.

Election of Directors

                Under our Articles of Association, our board of directors shall consist of not less than five and not more than nine directors as shall be determined from time tom time by a majority vote at the general meeting of our shareholders.

                The Articles further provides that each beneficial owner of seven percent or more of our issued and outstanding Ordinary Shares shall be entitled to appoint, at each annual general meeting of our shareholders, one member or our board of directors (an “Appointed Director”), provided that a total of not more than four Appointed Directors are so appointed. In the event more than four such qualifying beneficial owners notify us that they desire to appoint an Appointed Director, only the four shareholders beneficially owing the greatest number of Ordinary Shares shall each be entitled to appoint an Appointed Director.

                For the purposes of the preceding paragraph, a “beneficial owner” of Ordinary Shares means any person or entity who, directly or indirectly, has the power to vote, or to direct the voting of Ordinary Shares. All Ordinary Shares beneficially owned by a person or entity, regardless of form which such beneficial ownership takes, shall be aggregated in calculating the number of Shares beneficially owned by such person or entity. All persons and entities that are affiliates (as defined below) of each other shall be deemed to be one person or entity for the purposes of this definition. For the purposes of the foregoing, “an affiliate” means, with respect to any person or entity, any other person or entity controlling, controlled by, or under common control with such person or entity. “Control” shall have the meaning ascribed to it in the Israeli Securities Law - 1968.

                The Articles further stipulate that as a condition to the appointment of an Appointed Director, any appointing shareholder that delivers to the Company a letter of appointment shall, prior to such delivery, be required to file with the SEC a Schedule 13D, or an amendment to its Schedule 13D if there is any change in the facts set forth in its Schedule 13D already on file with the SEC which discloses any such change in its holdings of Ordinary Shares, regardless of whether any filing or amendment is required to be filed under the rules of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. IN addition, any Appointing Shareholder shall be obligated to notify us in writing of any sale, transfer, assignment or other disposition of any kind of Ordinary Shares by such appointing shareholder that results in the reduction of its beneficial ownership to below the percentage indicated above, immediately after the occurrence of such disposition of Ordinary Shares but in any event not later than the earliest of (i) ten (10) days thereafter, or (ii) the next Annual General Meeting. Without derogating from the foregoing, so long as an Appointed Director serves on the board of directors, the appointing shareholder which appointed such Appointed Director shall provide the Company, upon its written request at any time and from time to time, with reasonable evidence of its beneficial ownership in us.

                Under our Articles of Association, so long as our Ordinary Shares are listed for trading on Nasdaq, we may require that any Appointed Director qualify as an “independent director” as provided for in the Nasdaq rules then in effect. In addition, in no event may a person become an Appointed Director unless such person does not, a the time of appointment, and did not, within two years prior thereto, engage, directly or indirectly, in any activity which competes with us, whether as a director, officer, employee, contractor, consultant, partner or otherwise.

                Under Articles 38 and 39 or our Articles of Association, the annual general meeting of our shareholders, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy, will elect the remaining members of the board of directors. At any annual general meeting at which Appointed Directors are appointed as set forth above, the calculation of the vote of any beneficial owner who appointed a director pursuant to the preceding paragraph shall not take into consideration, for the purpose of electing the remaining directors, Ordinary Shares constituting seven percent of our issued and outstanding Ordinary Shares held by such appointing beneficial owner.

                Appointed Directors, as set forth above, may be removed by our board of directors when the beneficial ownership of the shareholder who appointed such Appointed Director falls below seven percent of our Ordinary Shares. In addition, the office of an Appointed Director will expire upon the removal of the Appointed Director by the shareholder who appointed such Appointed Director or when the Appointed Director ceases to qualify as an “independent director” as set forth above.

                Article 39 of our Articles of Association further provides that the affirmative vote of a majority of the Ordinary Shares then represented at a general meeting of shareholders shall be entitled to remove director(s) other than Appointed Directors from office (unless pursuant to circumstances or events prescribed under the Companies Law), to elect directors instead of directors so removed or to fill any vacancy, however created, in the board of directors. Subject to the foregoing and to early resignation or ipso facto termination of office as provided in Article 42 or our Articles of Association, each director shall serve until the adjournment of the Annual General Meeting next following the Annual General Meeting or General Meeting at which such director was elected.

                Our directors may, at any time and from time to time, appoint a director to temporarily fill a vacancy on the board of directors or in addition to their body (subject to the number of directors in the board of directors as set forth above), except that if the number of directors then in office constitutes less than a majority of the number provided for the entire board of directors, as set forth above, they may only act in an emergency, or to fill the vacancy up to the minimum number required to effect corporate action or in order to call a general meeting for the purpose of electing directors.

Extraordinary and Interested Party Transactions

                 Israeli law requires that certain transactions, actions and arrangements be approved by our board of directors and by an audit committee of our board of directors, whose members include all or our outside directors, as defined by Israeli law, and none of whom are our employees.

                In certain circumstances, in addition to audit committee and board approval, by our shareholders at a general meeting is also required. Specifically, audit committee, board and shareholder approval is required with respect to:

•	a director’s terms of service and employment, including, among other matters, grant of options, insurance and indemnification;

•	extraordinary transactions (an “extraordinary transaction” is a transaction which is not in the company’s ordinary course of business, or is not on market terms, or that my materially affect the company’s profitability, assets or liabilities) with (i) controlling shareholders, or (ii) another person or entity in which transaction a controlling shareholder has a personal interest, including a private placement that is an extraordinary transaction; and

•	any shareholder voting on any transaction with a controlling shareholder as set forth above must inform the company prior to the voting, or on the proxy card if applicable, of any personal interest he has in the transaction. The vote of a shareholder who does not inform the company with respect to any such interest will not be counted.

                In addition, a director who has a personal interest in a transaction, except for a transaction which is not an extraordinary transaction, may not be present or vote at a meeting of the audit committee or the board of directors, unless a majority of directors in the audit committee or the board of directors, as applicable, have a personal interest in the transaction.

Distribution of Dividend and Liquidation Rights

                Our Ordinary Shares are entitled to the full amount of any cash or share dividend declared. In the event of liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our Shares in proportion to the nominal value of their respective holdings. Such right may be affected by grant of preferential dividend or distribution rights to the holders of class of Ordinary Shares with preferential rights that may be authorized in the future by the shareholders.

                Generally, pursuant to Israeli law, the decision to distribute dividends and the amount to e distributed, whether interim or final, is made by the board of directors. Accordingly, under our articles of association, our board of directors has the authority to determine the amount and time for payment of interim dividends and final dividends.

                Under Israeli law, dividends may be paid only out of accumulated earnings or out of net earnings for the two years preceding the distribution of the dividends, calculate din the manner prescribed in Israeli law. In any distribution of dividends, our board of directors is required to determine that there is no reasonable concern that the distribution of dividends will prevent us form meeting our existing and foreseeable obligations as they become due. Our articles of association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest. In addition, upon the recommendation of our board of directors, approved by the shareholders, we may cause dividends to be paid in kind.

Shareholder Suits

                Under Israeli law, a shareholder may bring a derivative action on behalf of the company. Before filing a derivative action, a shareholder must first send us a written demand to bring suit. Only when such demand is refused or we fail to respond to the demand, or respond to it insufficiently, and a court has approved the filing of the shareholder’s derivative action, may a shareholder file a derivative claim. A court shall approve filing of a derivative suit if it is satisfied that the action is for the benefit of the company and the applicant is acting in good faith. Under Israeli law, a shareholder may bring class action against us, if approved by the court. A shareholder must inform the Israeli attorney general and the Israeli Securities Authority of such action and may request that the Israeli Securities Authority bear the costs of the action, if a public interest exists in the action.

Amendments to Articles of Association

                 Under Israeli law, a company may amend its articles of association by the affirmative vote of a majority of the Ordinary Shares voting and present at the general meeting of shareholders or by a different voting if so provided by its articles of association. Our articles of association may be amended by a resolution approved by holders of majority of the Ordinary Shares represented at a general meeting and voting on such resolution, if such amendment is recommended by the board of directors; in any other case, by a resolution approved by holders of at least 75% of the Ordinary Shares represented at a general meeting and voting on such resolution.

                 Israeli law further provides that any amendment to the articles of association of a company that obligates a shareholder to acquire additional Ordinary Shares or to increase the extent of his liability shall not obligate the shareholder without his prior consent.

Rights of Inspection

                Under Israeli Law, a shareholder has the right to inspect the protocols of the general meeting, the shareholders’ register an the register of material shareholders (holders of 5% or more of our outstanding share capital or of voting rights in it), our articles of association and financial reports, and any other document that the company must file with the Israeli Registrar of Companies or with the Israeli Securities Authority, provided they are available for pubic inspection, as well as documents otherwise publicly available. In addition, a shareholder may demand the right to inspect any document that relates to a corporate act or transaction that requires special approval of the shareholders (e.g., transactions with office holders). The company may refuse the demand of a shareholder if it believes that the demand was not made in good faith or that the requested documents include a trade secret or a patent, or that the disclosure of the documents is otherwise likely to have an adverse effect on its situation.

PLAN OF DISTRIBUTION

We may sell the offered securities:

•	through underwriters or dealers;
•	directly to a limited number of purchasers or to a single purchaser; or
•	through agents.

                Any underwriters or agents will be identified and their compensation described in the applicable prospectus supplement.

                We directly or through agents, may sell, and the underwriters may resell, the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

                In connection with the sale of offered securities, the underwriters or agents may receive compensation from us or from purchasers of the offered securities for whom they may act as agents. The underwriters may sell offered securities to or through dealers, who may also receive compensation from purchasers of the offered securities for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Any underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act.

                We will indemnify the underwriters and agents against certain civil liabilities, including liabilities under the Securities Act.

                Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

                If so indicated in the prospectus supplement relating to an issue of offered securities, we will authorize underwriters, dealers or agents or solicit offers by certain institutions to purchase the offered securities from us under delayed delivery contracts providing for payment and deliver at a future date. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of these contracts.

ENFORCEABILITY OF CIVIL LIABILITIES

                All but one of our directors and executive officers are non-residents of the United States. A significant portion of our assets and the personal assets of most of our directors and executive officers are located outside the United States. Therefore, it may be difficult to effect service of process upon any of these persons within the United States. In addition, a judgment obtained in the United States against us, and most of our directors and executive officers, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States.

                Generally, it may also be difficult to bring an original action in an Israeli court to enforce liabilities based upon the U.S. federal securities laws against us and most of our directors and executive officers. Subject to particular time limitations, executory judgments of a United States court for liquidated damages in civil matters may be enforced by an Israeli court, provided that:

•	the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and according to the rules of private international law currently prevailing in Israel;
•	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;
•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;
•	the judgment is no longer appealable; and
•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

                We have irrevocably appointed Gilat Satellite Networks, Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of New York arising out of this offering or any purchase or sale of securities in connection with this offering.

                If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

LEGAL MATTERS

                The validity of any offered securities will be passed upon for us by William Weisel, our  General Counsel. Carter Ledyard & Milburn, LLP, has acted as our U.S. securities counsel. Certain legal matters with respect to offered securities will be passed upon for the underwriters, dealers or agents, if any, by their counsel.

EXPERTS

                The consolidated financial statements of Gilat Satellite Networks Ltd. appearing in Gilat Satellite Network Ltd.’s Annual Reports on Form 20-F for the year ended December 31, 2003 have been audited by Kost,  Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financials statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

                This prospectus is a part of a registration statement on Form F-3, Registration No. 333-_____, which we filed with the Securities and Exchange Commission under the Securities Act of 1933. We refer you to this registration statement for further information concerning Gilat and any offering of securities.

                We file annual and special reports, proxy statements and other information with the Securities and Exchange Commission. These filings contain important information which does not appear in this prospectus. For further information about us, you may obtain these filings over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy these filings at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 942-8090.

                The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which Gilat has filed or will file with the SEC. We are incorporating by reference in this prospectus

•              Our annual report on Form 20-F for the fiscal year ended December 31, 2003.

•              Our foreign private issuer reports filed on Form 6-K on January 8 and 27, February 5, 9, 11, 12, 18, 24 and 26, and March 2, 10 and 17, 2004.

                All documents which we have filed or will file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the reports listed above and before the termination of this offering of our securities will be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

                We shall provide you without charge, upon your written or oral request, a copy of the indenture, any warrant agreement or other agreement relating to Gilat’s securities offered in this prospectus, and any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Corporate Secretary, Gilat Satellite Networks, Inc. 1651 Old Meadow Road, McLean, Virginia 22102, Tel: (703) 734-9401.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.   Indemnification of Directors and Officers.

                Exculpation  of Office Holders

                The Israeli Companies Law, 5759-1999, or the ‘Israeli Companies Law’, provides that an Israeli company may not exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its Articles of Association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.

                Insurance of Office Holders

                The Israeli Companies Law provides that a company may, if permitted by its Articles of Association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by him in his capacity as an office holder, with respect to:

•	a breach of his duty of care to the company or to another person;

•	the breach of his duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice the company’s interests;

•	a financial liability imposed upon him in favor of another person.

                Indemnification of Office Holders

                The Israeli Companies Law provides that a company may, if permitted by its Articles of Association, indemnify an office holder with respect to an act performed by him in his capacity as an office holder, against:

•	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or charged to him by a court, in proceedings instituted against him by the company or on its behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for an offense that does not require proof of criminal intent.

                Under the Israeli  Companies Law, a provision in a company’s Articles of Association regarding indemnification of office holders may authorize the company to: undertake in advance to indemnify an office holder, provided that the undertaking is limited to types of events which its board of directors deem to be anticipated at the time of the undertaking and to an amount determined by its board of directors to be reasonable under the circumstances; and retroactively indemnify an office holder.

                Limitations on Exculpation, Insurance and Indemnification

                The Israeli Companies Law provides that a company may not enter into a contract for the insurance of the liability of an officer holder nor indemnify an office holder nor exculpate an office holder from his liability to the company for any of the following:

•	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was committed intentionally or recklessly;

•	any act or omission committed with the intent to yield an unlawful personal benefit; or

•	any fine imposed on the office holder.

                In addition, under the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, an office holder must be approved by the company’s audit committee and board of directors and, in the event that such office holder is a director, also by the company’s shareholders.

                The Registrant’s Articles of Association allow the Registrant to exculpate any office holder to the fullest extent permitted by law. The Registrant’s Articles of Association also allow the Registrant to procure insurance for the liability of any past or present office holder to the fullest extent permitted by law. The Registrant currently maintains a directors and officers liability insurance policy for certain claims, which also covers the directors and officers of its subsidiaries. Additionally, the Registrant’s Articles of Association allow the Registrant to indemnify any past or present office holder to the fullest extent permitted by law.

Item 9.  Exhibits.

Exhibit
No.

1.11	Form of Purchase Agreement for Ordinary Shares.*

5	Opinion of William Weisel, Advocate with respect to the legality of the securities being registered hereunder.

___________________________
* To be filed in an amendment to the Registration Statement, or in a Special Report on Form 6-K and incorporated by reference herein, in the event of an offering of particular securities.

Exhibit
No.

23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

23.2	Consent of KPMG Accountants N.V.

23.3	Consent of Berman Hopkins Wright & LaHam, CPAs LLP

23.4	Consent of Grant Thorton LLP.

24	Powers of Attorney (included in signature pages).

Item 17.  Undertakings.

                (1)           The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. (Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume represents no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.); and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this Registration Statement;

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                (2)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                (3)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                (4)           The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                (5)           The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

                Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petah Tikva, Israel, on March 25, 2004.

GILAT SATELLITE NETWORKS LTD.

By: /s/ Oren Most
Oren Most
President and Chief Financial Officer

POWER OF ATTORNEY

                Each person whose signature appears below hereby constitutes Oren Most  or Shlomo Rodav his true and lawful attorney-in-fact with full power to execute in the name of such person, in the capacities stated below, and to file, such one or more amendments to this Registration Statements as the Registrant deems appropriate, and generally to do all such things in the name and on behalf of such person, in the capacities stated below, to enable the Registrant to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission thereunder, and hereby ratifies and confirms the signature of such person as it may be signed by such attorney-in-fact to any and all amendments to this Registration Statement.

                Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on March 25, 2004, by the following persons in the capacities indicated:

Signature	Title

/s/	Chairman of the Board of Directors
Shlomo Rodav

/s/	Director
Robert Bednarek

/s/	Director
Pinchas Buchris

/s/	Director
Gideon Chitayat

Director
Yoel Gat

/s/	Director
Linda E. Harnevo

Director
Amiram Levinberg

/s/	Director
David Milgrom

/s/	Vice President Finance
Tal Payne